EIGER UPDATES FUNDAMENTALS


Toronto, July 24th/CNW/ -- Eiger Technology (TSE: AXA, OTCBB: ETIFF) is pleased to provide the following message from management in the wake of recent stock market activity:

Last week, Eiger experienced a share price decline of 24%. This compares to a decline in an index that Eiger maintains of publicly traded Voice over IP (VoIP) providers of 14% during the same period. Essentially this brings Eiger more in line with the VoIP index since its recent peak on April 15, 2002. Since that time, Eiger is only down 19.7% versus the VoIP index decline of 28.5%. Moreover, year-to-date Eiger is still up 108% while the VoIP index is down 15%. This compares to an overall market that is down 29% as measured by the S&P 500.

Investors have called Eiger over the past week expressing concern over recent share price weakness. In our opinion, a bear market affects all companies, even those such as Eiger that are growing revenues despite overall market weakness. It is important to note that VoIP has substantially outperformed the overall market year-to-date, as VoIP is a major secular trend today. And Eiger has substantially outperformed that index during the same period, still being up 108%. This performance is on the backs of solid fundamentals; the implementation of a coast-to-coast VoIP network, growing revenues week over week from recently launched residential and termination services on that network, and growing advertising revenue from the recently announced partnership with Labatt Breweries, labattblueline.

At Eiger, we are very confident about the growth of our VoIP subsidiary Onlinetel Corp., the VoIP industry in general and the outlook for all of our other operating subsidiaries. Part of the reason for Eiger's success is the diversified revenue of its operating companies and management's ability to realize a return on investment through the acquisition, incubation and public listing of its operating subsidiaries. Recent declines are nothing more than technical in nature and represent nothing more than the fear in markets today. Behind that fear is a financially strong company with growing revenues in a growing industry.


Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. Visit Eiger Technology, Inc's. Website at www.eigertechnology.com. For more information please contact, Roland P. Austrup, Vice-President at (416) 216-8659.


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The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.